Notice of Exempt Solicitation

NAME OF REGISTRANT: Twitter Inc.

NAME OF PERSONS RELYING ON EXEMPTION:  Arjuna Capital

ADDRESS OF PERSON RELYING ON EXEMPTION: 1 Elm St. Manchester, MA 01944

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934,* in connection with a proxy proposal to be voted on at the Registrant’s 2020 Annual Meeting. *Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

April 17th, 2021

Dear Twitter Inc. Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 7 on the proxy card, which asks our Company to provide a report regarding the nomination of a board member with civil/human expertise. The proposal makes the following request:

RESOLVED: Shareholders request that Twitter’s Board of Directors nominate for the next Board election at least one candidate who:

•	has a high level of human and/or civil rights expertise and experience and is widely recognized as such, as reasonably determined by Twitter’s Board, and
•	will qualify as an independent director within the listing standards of the New York Stock Exchange.

We believe shareholders should vote “FOR” the Proposal for the following reasons:

1.	Twitter’s track record on civil and human rights issues has been poor. Ample evidence suggests Twitter’s business practices increasingly threaten civil and human rights globally. And despite some improvements around civil and human rights policy, inadequate policies and poor enforcement of existing policies demonstrates Twitter’s oversight is failing.

2.	Twitter has become a target of global scrutiny from lawmakers, academics, civil and human rights groups, and the press due to the way that its platform appears to profit from the proliferation of civil and human rights abuses online. Twitter’s growing proximity to civil and human rights abuses poses reputational, legal, regulatory and business risk for the company and its shareholders.

3.	Twitter’s business model often prioritizes commanding consumer attention over the protection of civil and human rights. Twitter’s ability to attract views — and therefore advertising dollars— is often linked to its role in steering consumers toward racist, violent, discriminatory, rights-violating, or disinformation content. Shareholders are concerned that Twitter’s business practices are most negatively impacting Black, Indigenous, and People of Color (BIPOC) communities worldwide, while also threatening democracy.

4.	Board oversight of civil and human rights concerns is inadequate due to lack of expertise. Current board directors, including on the Risk and Audit Committees do not appear to have expertise or experience in civil or human rights.

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The Board’s Statement of Opposition:

In its statement of opposition to this proposal, the board contradicts itself, arguing on one hand that the proposal would not benefit the company because a human and civil rights board expert would not allow the nominating and governance committee to consider “a broad range of backgrounds,” while arguing on the other hand how important human and civil rights expertise is to Twitter’s operations, how much work is underway, and how much more work is needed.  Moreover, the statement argues that Twitter has “sufficient board level oversight” to oversee civil and human rights concerns, which the proponent suggests is not supported by the biographies of the board members nor recent history.

Legal, Financial, and Reputational Risk:

Available recent evidence cited below strongly suggests that the governance model at Twitter has not worked in the past and is not working today, exposing the Company to enormous legal, financial and reputational risk. Alarm bells are sounding. Ranking Digital Rights reports: “Facebook, Google (Youtube), and Twitter lack oversight and risk assessment mechanisms that could help them identify and mitigate the ways that their platforms can be used by malicious actors to organize and incite violence or manipulate public opinion.” The public record demonstrates a need for greater expertise and oversight on civil and human rights issues at the highest levels of the company - i.e., its Board of Directors.

1.	Addressing Symptoms over the Root Cause: Among its peer companies on social media Facebook and YouTube, Twitter has often taken the first step or the furthest step in addressing the spread of hate speech and dangerous disinformation on the platform — for example, it was the first major platform to permanently ban Donald Trump from its platform after the January 6 white supremacist attacks on the U.S. Capitol, and it was the first major platform to label Trump’s tweets about the coronavirus as misinformation in May 2020. However, Twitter’s ability to maintain slightly better behavior relative to its two major peers cannot be the standard for its civil and human rights governance. Twitter has a responsibility to respect human and civil rights and address systemic problems at the root of the spread of harm on its own platform.

Twitter’s approach is often reactive, and coming as too little, too late, suggesting to shareholders that board-level governance on civil and human rights harms would help the establish policies and practices to prioritize user safety on its platform in the long-term.

2.	Perpetuating Racial Bias: Good intentions are not sufficient to manage a global platform such as Twitter, which is why board level oversight is needed. Following the murder of George Floyd by Minneapolis police, in a June 2020 New York Times article headlined “Social Media Giants Support Racial Justice. Their Products Undermine It,” columnist Kevin Roose reported that Twitter joined other companies in public expressing support for Black Lives Matter and CEO Jack Dorsey pledged $3 million to former NFL star Colin Kaepernick’s anti-racism organization. Roose wrote:

“The problem is that, while these shows of support were well intentioned, they didn’t address the way that these companies’ own products — Facebook, Twitter and YouTube — have been successfully weaponized by racists and partisan provocateurs, and are being used to undermine Black Lives Matter and other social justice movements. It’s as if the heads of McDonald’s, Burger King and Taco Bell all got together to fight obesity by donating to a vegan food co-op, rather than by lowering their calorie counts.

....Twitter ...has a problem with racists and bigots using its platform to stir up unrest. Last month, the company discovered that a Twitter account claiming to represent a national antifa group was run by a group of white nationalists posing as left-wing radicals. (The account was suspended, but not before its tweets calling for violence were widely shared.) Twitter’s trending topics sidebar, which is often gamed by trolls looking to hijack online conversations, has filled up with inflammatory hashtags like #whitelivesmatter and #whiteoutwednesday, often as a result of coordinated campaigns by far-right extremists.”

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3.	Dangerous Advertising Practices: One of the most critical civil and human rights issues at Twitter stems from the company’s troublesome targeted advertising policies and practices. These have been highlighted for the company’s leadership in highly-public fashion on numerous occasions in recent years.

a.	Propagating Disinformation: The COVID-19 pandemic has only made it more apparent that Twitter’s approach to attracting advertising dollars can result in the spread of dangerous misinformation and disinformation that impacts global public health.

i.	COVID Conspiracy Theories: The Center for Countering Digital Hate found that “Facebook, Google and Twitter have put policies into place to prevent the spread of vaccine misinformation; yet to date, all have failed to satisfactorily enforce those policies.” The report found that “anti-vaccine activists on Facebook, YouTube, Instagram and Twitter reach more than 59 million followers...Our research has also found anti-vaxxers using social media platforms to target Black Americans...to spread conspiracies and lies about the safety of Covid vaccines.” For example, Robert F. Kennedy, Jr., one of “twelve anti-vaxxers who play leading roles in spreading digital misinformation about Covid vaccines,” used his Twitter platform to publicize a film “targeting members of the Black and Latino communities with tailored anti-vaccine messages. Facebook and Twitter continue to allow him a platform to promote these false claims.”

b.	Radicalization of Users: Twitter’s ability to attract views — and therefore advertising dollars— is often linked to its role in steering consumers toward racist, violent, discriminatory, rights-violating or disinformation content.

i.	White Supremacy: In January 2020, Twitter apologized after the BBC discovered that the company was enabling advertisers to target neo-Nazis, homophobes and hate groups on the platform. 50 civil rights groups delivered petitions urging Twitter to ban white supremacists in 2019. But after banning David Duke in 2020, others remain.

The BBC wrote: “Our investigation found it possible to target users who had shown an interest in keywords including "transphobic", "white supremacists" and "anti-gay"...Twitter's keywords were supposed to be restricted. But our tests showed that it was possible to advertise to people using the term "neo-Nazi." The ad tool had indicated that in the UK, this would target a potential audience of 67,000 to 81,000 people. … A campaign using the keywords "islamophobes," "islamophobia," "islamophobic," and '#islamophobic' had a potential to reach 92,900 to 114,000 Twitter users, according to Twitter's tool.”

Some advertisers have even stopped advertising on Twitter due to the risks posed by the rampant spread of hate speech on the platform. For example, in June 2020, Unilever pulled advertising from the platform, citing the spread of hate speech, and Twitter shares were down more than 7% according to USA Today.

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4.	Propagating Violence: White supremacists were responsible for the most domestic extremist violence since 1995—39 out of 48 deaths in 2019. Henry Fernandez, Center for American Progress, said “The muted efforts of giant social media companies to address racial violence and hate crimes perpetrated via their platforms have had terrible consequences,” noting “white nationalist rhetoric being fueled on social media leading to real-world violence including mass killings in El Paso, Texas; Gilroy, California; and, Christchurch, New Zealand.”

a.	Attack on the U.S. Capitol: Twitter permanently banned former President Donald Trump from its platform in January 2020 “due to the risk of further incitement of violence.” That action was viewed by many as too little too late.

b.	Christchurch: The Christchurch terrorist attack in New Zealand, broadcast on Twitter, led to a global call to limit the spread of extremist content. Prime Minister Jacinda Ardern said: “We cannot simply sit back and accept that these platforms just exist and that what is said on them is not the responsibility of the place where they are published.” Twitter was slow to remove the video, and its algorithm spread it widely.

c.	Anti-Muslim/White Supremacist Hate Crimes: Anti-Muslim hate speech on Twitter is linked to offline anti-Muslim violence and hate crimes, research shows. A 2018 University of Warwick research report found that Donald Trump’s Islamophobic and anti-Arab tweets “may be directly linked to an increase in anti-Muslim hate crimes.” The study noted that anti-Muslim hate crimes rose during Trump’s presidency and were greater during Trump’s presidency than any other U.S. president; and as reported in Scientific American: “the researchers found strong statistical correlations between the number of Islam-related tweets made by Trump in a single week and the number of anti-Muslim hate crimes that took place in the days and weeks that followed. Trump’s anti-Islam tweets were only correlated with anti-Muslim crimes and not other types of hate crimes. Therefore, it seems likely that it was the specific content of Trump’s tweets, and not growing anti-minority sentiment in general, that were linked to the uptick in anti-Muslim hate crimes. ...They found that the spike in hate crimes did occur mainly in U.S. counties that had high Twitter usage, and this link only showed up after the start of Donald Trump’s presidential campaign.”

According to a report by racial justice group Action Center on Race & The Economy (ACRE), “Facebook and Twitter have contributed greatly to the spread of anti-Muslim bigotry and violence by providing spaces for white supremacists to build community and plan violent attacks. These platforms have protected hate speech targeting Muslims and other people of color and worked with government and private actors to spread anti-Muslim and white supremacist propaganda.”

The report also highlights a double standard, noting that “the major social media platforms, including Twitter, have been fairly successful at eliminating ISIS-related content from their websites. However, they have failed to do the same with white supremacist content. Motherboard reported in April 2019 that when asked about this discrepancy at a staff meeting, a Twitter executive responded that the corporation has not taken the same aggressive approach toward white supremacists because its algorithms for white supremacist content would also flag posts by many Republican politicians…Ultimately, by refusing to enforce its own code of conduct when it comes to Trump and other white supremacists, Twitter is choosing to spread their message of anti-Muslim violence and hate.”

According to ACRE, “Arguably, no platform has played as significant a role in contributing to the rise of white supremacy as Twitter.” The report notes that prior to January 6, 2021 white supremacist attacks on the U.S. Capitol, CEO Jack Dorsey had previously refused to say whether he would remove Trump from Twitter, even if he “tweeted out asking each of his followers to murder one journalist.”

Of note, Twitter banned white supremacist and former Ku Klux Klan leader David Duke for “repeated violations of the Twitter Rules on hateful conduct,” but only after Duke had been on the platform for more than 11 years.

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d.	Human Rights Abuses: In 2019, The Intercept reported that Twitter had supported the Chinese government in spreading disinformation and propaganda about the country’s anti-Muslim mass detention camps in Xinjiang, where Human Rights Watch has reported that Chinese authorities are committing mass human rights abuses. Among other things, Twitter had promoted tweets that “deliberately obscure the truth” about the situation in Xinjiang. The Intercept reported: “Other Global Times ads promoted by Twitter follow a similar theme, presenting the region as a happy and peaceful place where no human rights abuses have occurred” and a China researcher for Amnesty International called Twitter’s promotion of the ads “appalling.” Earlier that year, Twitter CEO Jack Dorsey had told legislators on the Senate Intelligence Committee that the company was working to combat “propaganda through bots and human coordination [and] misinformation campaigns”; The Intercept findings apparently undermined that statement.

5.	Online Abuse of Women: Amnesty International revealed a “shocking scale of online abuse against women,” with “troublesome” tweets sent once every 30 seconds on average, disproportionately targeting black women...contributing to the silencing of already marginalized voices.”

6.	Black Voter Suppression: In October 2020, Lauren Underwood, Chairwoman, Subcommittee on Cybersecurity, Infrastructure Protection, and Innovation called out Twitter’s use by malicious actors attempting to silence Black voters and sow racial division, requesting disclosure of “measures put in place to counter voter suppression, interference, and disinformation targeting Black voters.” A Senate report on Russia’s role in United States’ elections and social media platforms’ role concluded, “No single group of Americans was targeted by information operatives more than African- Americans.”

7.	Government Surveillance: Twitter data has been used to surveil civil activists and provide information to law enforcement on legal protests. Twitter enabled police to surveil Black Lives Matter protests through a data startup, “a practice that potentially exposes people — particularly Black, Indigenous, and people of color — to further surveillance and state violence.”

a.	Tracking Protesters: In the United Kingdom, for example, London police reportedly monitored nearly 9,000 activists from across the political spectrum—many of whom had no criminal background—using geolocation tracking and sentiment analysis on data scraped from Twitter and other social media platforms. This information was then compiled in secret dossiers on each campaigner.

b.	Black Lives Matter: In the United States, Dataminr, a company which is an “official partner” of Twitter, relayed tweets and other social media content about the 2020 George Floyd and Black Lives Matter protests directly to police, apparently across the country. The Intercept reported that, “In so doing, it used to great effect its privileged access to Twitter data — despite current terms of service that explicitly bar software developers ‘from tracking, alerting, or monitoring sensitive events (such as protests, rallies, or community organizing meetings)’ via Twitter....Dataminr’s Black Lives Matter protest surveillance included persistent monitoring of social media to tip off police to the locations and activities of protests, developments within specific rallies, as well as instances of alleged “looting” and other property damage.

“Twitter can’t have it both ways, courting Black activists and marketing themselves as the pre-eminent tool for organizing against injustice, while turning a blind eye to the number of companies that are contracting with them for the clear intent of surveillance,” said Brandi Collins-Dexter, a senior fellow at Color of Change, a national civil rights organization.

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Conclusion

For all the reasons provided above, we strongly urge you to support the Proposal. To say that Twitter has adequately addressed human and civil rights is a gross overstatement.  Rightly, the company is scrambling to build some internal scaffolding to address the racism, sexism, hate, and violence perpetuated on its platforms.  But Twitter continues to ignore the root cause—a business model that is fueled by click bait and user profiling.  It is the board’s responsibility to steward business strategy and address this root cause issue.

Please contact Natasha Lamb at natasha@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb

Arjuna Capital

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card. Arjuna Capital is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 7 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and Arjuna Capital as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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